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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


12060472

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 47298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Leonard & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Weber 248-952-5858
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BETH VENTIMIGLIA
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Jun 28, 2012
ACTING IN COUNTY OF Oakland

Beth Ventimiglia 2-21-12
Notary Public

[Signature] 2-21-12
Signature

Principal Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD & COMPANY
Statement of Financial Condition
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

LEONARD & COMPANY
Statement of Financial Condition
December 31, 2011

Leonard & Company
TABLE OF CONTENTS
December 31, 2011

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Leonard & Company

We have audited the accompanying statement of financial condition of Leonard & Company (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Sturges Company, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



Abington, Pennsylvania
February 27, 2012

Leonard & Company

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	237,550
Receivables:		
Clearing broker		193,646
Other		33,878
Deposit with clearing broker		50,000
Advances to registered representatives		434,167
Due from related companies		618,494
Prepaid expenses		27,803
Deferred tax assets		310,000
Total assets	$	1,905,538

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	236,883
Accrued expenses		7,600
Notes payable - Regulatory agency		19,177
Subordinated borrowings		1,000,000
Total liabilities		1,263,660
Commitments and contingent liabilities		
Stockholders' Equity:		
Preferred stock, 60,000 shares authorized:		
31,690 shares issued and outstanding		3,169,000
Aggregate liquidation preference of $3,169,000		
Common stock, no par value; 60,000 shares authorized;		
30,667 shares issued and outstanding		591,900
Additional paid-in capital		810,500
Deficit		(3,895,454)
		675,946
Less: Treasury stock - at cost - 1,667 shares		(34,068)
Total stockholders' equity		641,878
Total liabilities and stockholders' equity	$	1,905,538

The accompanying notes are an integral part of these financial statements.

1. Organization

Leonard & Company ("the Company") is a broker dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is incorporated under the laws of the state of Michigan. The Company is engaged primarily in the sale of fixed income securities, equity securities, variable life insurance products, providing investment advisory services and investment banking services.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customer accounts.

The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 120 days.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Deposit with Clearing Broker - The Company has a $50,000 deposit with its clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies - Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments with 30 days.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the transaction date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management estimates an allowance for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2011, all commissions were considered collectible and no allowance was necessary.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis, generally three business days before the settlement date. This is not materially different from the settlement date.

2. Summary of Significant Accounting Policies (Continued)

Income taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2008-2011, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2011, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Advances to Registered Representatives

Advances to registered representatives consist of short-term, non-interest bearing advances of commissions. The Company expects to collect these amounts within twelve months of the date of the date of the financial statements. Approximately 90% of the balance is due from three salespersons.

4. Notes Payable - Regulatory Agency

At December 31, 2011 the Company had four notes payable to FINRA. These notes totaled $19,177 and were payable in various monthly installments, plus interest ranging from 6.25% to 8.5%, due through May 2012. Interest on FINRA notes payable amounted to approximately $5,200 during the year ended December 31, 2011.

Future maturities of these notes at December 31, 2011, were $19,177.

5. Subordinated Borrowings

At December 31, 2011, subordinated borrowings consisted of a note payable to the Company's clearing broker, payable in the amount of $1,000,000, due May 2014. Interest payments at LIBOR (LIBOR - 0.26% at December 31, 2011) plus 4% are due quarterly. Interest on subordinated borrowings amounted to approximately $36,600 during the year ended December 31, 2011. Principal payments required are $100,000 May 2012, $400,000 May 2013 and $500,000 May 2014.

The subordinated borrowings are available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings outstanding at December 31, 2011, were approved by FINRA as net equity capital.

6. Preferred Stock

The preferred stock outstanding at December 31, 2011 is summarized as follows:

	Number of Shares	Amount
Series 2	$ 4,200	$ 420,000
Series 3	27,690	2,749,000
	$ 31,690	$ 3,169,000

Series 2 Preferred Stock (Series 2) has no par value, is non-voting, paying a cumulative dividend semi-annually at 11% annualized rate and is callable by the Company at $105 per share.

Series 3 Preferred Stock (Series 3) has no par value, is non-voting, paying a cumulative dividend semi-annually at a 10% annualized rate and is callable by the Company at $101 per share.

Shareholders may redeem their preferred stock at $100 per share on the annual anniversary date of their original purchase, plus an amount equal to the unpaid cumulative dividends, if any, outstanding as of the redemption date.

In the event of liquation or dissolution of the Company, holders of preferred shares shall be entitled to receive from the assets of the Company, after payment of all debts, $100 per share plus an additional amount equal to any unpaid accumulated dividends and dividends accrued thereon. If the amounts payable on liquidation or dissolution are not paid in full, the holders of the preferred shares shall share ratably in any distribution of the assets.

The holders of Series 2 shall have priority upon liquidation or dissolution of the assets of the Company. The holders of Series 3 are subordinate to the holders of Series 2.

7. Related Party Transactions

The Company and a related company, Leonard-French Holdings, Inc. (L-F), operate under an annual management agreement whereby L-F pays all or a portion of the expenses of the Company, including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs, and managerial salaries. L-F charges the Company a management fee to cover these expenses and services. The Company pays its directly related expenses including, but not limited to. Commissions, licensing and registration fees, banking fees, taxes, and amounts due to other outside vendor with whom it contracts.

The Company has made non-interest bearing, short-term advances to L-F. Amounts due for these advances as of December 31, 2011, were $618,494.

The Company has the obligation to assume partial liabilities of L-F in its calculation of net capital and computation of aggregate indebtedness, which amounted to $138,604 at December 31, 2011.

In addition, the Company acted as the broker in transactions involving companies that share the same owners and management team.

8. Financial Instruments with Off-Balance –Sheet Risk

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to provide or sell the financial instrument underlying the contract at a loss.

9. Commitment and Contingencies

Stock Repurchase Agreement

The Company is obligated under a stock repurchase agreement with its individual shareholders which provides for, among other things, repurchase of shares in the event of death. The Company has the right of first refusal to acquire all or any part of shares in the event of separation of employment or retirement of a shareholder. The repurchase price per share is based upon the fair market value of the shares as defined in the agreement.

Litigation

The Company, from time to time is a defendant in various actions filed by individuals or companies. In addition, regulatory agencies, as a result of examinations of the Company may propose various actions against the Company. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

9. Commitment and Contingencies (Continued)

Regulatory Examination

The Company, as a member of FINRA and the NFA, is subject to FINRA, SEC and NFA regulatory examinations from time to time. Included in notes payable – regulatory agency is a liability of $19,177 for settlements reached in 2008 and 2009 with FINRA. There is one pending matter in which FINRA has filed a complaint against the Company. It is the opinion of management that there will be no material adverse impact from the complaint.

10. Computation for Determination of Reserve Requirements

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC.

11. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital and capital requirements of $116,001 which was 66,001 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.47 to 1.

12. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.